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                                                                    EXHIBIT 99.2



CANCELLATION OF TREASURY STOCK

Please be advised that on 20.Nov.2002 the Board of Directors of POSCO (the "Company") adopted a resolution for the cancellation of the Company's treasury stock in the manner and amounts set forth below.

1.   Aggregate number of treasury shares to be cancelled: 2,807,690 shares

2.   Aggregate face value of treasury shares to be cancelled: KRW 14,038,450,000

3.   Average per share purchase price of shares held as treasury stock: KRW
     100,331

4.   Total value of treasury shares to be cancelled: KRW 281,698,345,390

5. Period during which treasury shares will be cancelled: November 25, 2002 - December 4, 2002

6.   Accounting for the cancellation of treasury shares:
     In connection with the cancellation of the treasury shares, retained earnings will be reduced and a separate capital adjustment will be entered onto the balance sheet.

7.   Change in the aggregate number of treasury shares:.
     As of November 20, 2002: 11,028,956 shares
     As of December 4, 2002: 8,221,266 shares